

January 8, 2010

Manas Petroleum Corporation
c/o Clark Wilson LLP
Attention: Ethan Minsky
Barristers and Solicitors
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia V6C 3H1, Canada

> **Re: Manas Petroleum Corporation**
> **Registration Statement on Form S-1**
> **Filed July 30, 2009**
> **File No. 333-160917**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed July 23, 2009**
> **Response Letter Dated December 11, 2009**
> **File No. 333-107002**

Dear Sir or Madam:

We have reviewed the above response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   We remind you that we will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

Manas Petroleum Corporation
January 8, 2010
Page 2

2.	We note your disclosure regarding the cancelation of old warrants and the issuing of new warrant agreements to reduce the exercise price of 13,933,989 warrants in your Form 8-K filed June 24, 2009 and on page 9 of your consolidated financial statements in your Form 10-K/A file July 24, 2009. Please advise as to why the company did not file a Form 8-K under Item 3.02 for the unregistered sale of equity securities and did not provide disclosure in subsequent Exchange Act filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

3.	Please ensure that your pages are numbered consecutively and the numbering is not restarted in the middle of the document. For example, after Item 7A Quantitative and Qualitative Disclosures about Market Risk, which is found on page 33, you restart the page numbering. In addition, after the Consolidated Statements of Shareholders' Equity, which is found at the second page 4, you restart the page numbering again.

4.	We note a number of statements on your website that seem inconsistent with disclosure in your filings. For example, we note that you do not have reserves, but you state in your December 2, 2009 press release and letter to shareholders by your Chairman and CEO that, "we now believe that Manas controls in excess of 4 Billion Barrels of Oil." See, http://www.manaspetroleum.com/s/NewsReleases.asp?ReportID=374912&_Type=News-Releases&_Title=Chairman-and-CEO-of-Manas-release-letter-on-future-strategy. In addition, your Chairman states in a Q&A that, "[he] would [] like to emphasize how incredible the Kyrgyz concessions really are. Aside from the light sweet oil *that literally oozes to the surface and collects in small ponds*, we have large seismically defined structures that are as close as two or three kilometers away from already producing oil fields." See, http://www.manaspetroleum.com/s/ChairmanQA.asp (emphasis added). Please provide an analysis of how you have complied with the Exchange Act provisions. Please see the interpretive release, "Commission Guidance on the Use of Company Web Sites," Release No. 34-58288 (Aug. 1, 2008) found at http://www.sec.gov/rules/interp/2008/34-58288.pdf.

Explanatory Note, page iii

5.	We note your disclosure that "[your] Board of Directors does not consider the changes [made in the amended 10-K] to be material." We note further your disclosure on page 21 of your consolidated financial statements of a number of "material inaccuracies in forms filed with the [SEC]" during the year ended December 31, 2008. Please revise to address other material inaccuracies that were not included in the amended Form 10-K, which the Board of Directors did not consider. In the alternative, revise your disclosure to consistently indicate that the adjustments and changes made in the amended Form 10-K were or were not material.

Risk Factors, page 15

6. We note that your management has concluded that your disclosure controls and procedures and internal control over financial reporting are ineffective. Further, we note that the material weaknesses in your disclosure controls and procedures and internal control over financial reporting have yet to be remediated. Please revise to include a risk factor addressing risks and the implication to the company of ineffective disclosure controls and procedures and internal control over financial reporting.

Risks Associated with our Common Stock, page 21

7. We note your disclosure on page 31 regarding the need to raise capital through the issuance of equity securities, which could result in a significant dilution in the equity interests of current or future stockholders. Please revise to include a risk factor specifically addressing the potential dilution from the issuance of additional equity securities.

Executive Compensation, page 31

Summary Compensation Table, page 31

8. Please revise to include all assumptions made in the valuation of the stock awards and option awards. See Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Ethan Minsky
        (604) 687-6314